

May 9, 2016

Via E-mail
Mr. Joseph A. De Perio
Chairman of the Board
Imation Corp.
1 Imation Way
Oakdale, Minnesota 55128

> **Re:** **Arlington Asset Investment Corp.**
> **Definitive Additional Soliciting Material on Schedule 14A**
> **Filed May 5, 2016 by Imation Corp. et al.**
> **File No. 001-34374**

Dear Mr. De Perio:

We have reviewed your filing and have the following comment.

Cover page

1. Disclosure in this filing and in your definitive proxy statement variously describes a purchase of 15% of the outstanding stock at "tangible book value" and "book value." Please clarify this disclosure in future filings. Consider stating the actual price per share you intend to pay in any such offer, and how that price compares to both tangible book value and book value.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Eleazer Klein, Esq.
        Schulte Roth & Zabel LLP